UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Linx S.A.

Interim financial information

March 31, 2020

with Review Report on the interim financial information

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Contents

Management’s report	3
Review Report on the Interim Financial Information	5
Statements of financial position	7
Statements of income	9
Statements of comprehensive income	10
Statements of changes in equity	11
Statements of cash flows	12
Statements of value added	13
Notes to interim financial information	14

To our shareholders

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended March 31, 2020 (“1st quarter of 2020”, “1Q20”) to your appreciation compared to March 31, 2019 (“1st quarter of 2019”, “1Q19”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

Since March 2020, several Brazilian states have been adopting measures of social distancing to flatten the population contamination curve by the new coronavirus, to prevent a possible collapse of the public health system. Most of these measures involve closing retail establishments not connected to essential services.

Given this scenario, the seasonal effect already expected in the first months of the year, due to the absence of commemorative dates, was intensified at the end of March with a sales volume approximately 50% lower among retailers using our platform. This way, the business model based on recurring revenue demonstrated Linx's resilience. In the second half of March, there was an increase in demand for delivery applications, e-commerce platform, stores integration with marketplaces, payment link and gateway offers. In addition, we continue to invest in our team and in innovation to guarantee Linx's future growth, something that generated greater pressure on profitability in the quarter. However, we believe to recover in the following quarters, also considering the initiatives adopted as of the second half of March.

Linx took several measures to preserve its cash position, which involved anticipating and reducing costs of cloud operations, decelerating the pace of acquisitions, freezing hirings or promotions, canceling business trips, reducing purchase orders, reducing third-party costs and negotiating office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers, assessing prospects for each business area and reducing dividend distribution in 2020. Linx has sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer.

We also highlight the action plans focused on team safety, maintaining their activities and ensuring business continuity. Internally, we reinforced the work area hygiene process and made available alcohol gel bottles, masks and thermometers. Internal COVID-19 awareness campaigns were established, monitoring of possible cases, anticipation of the flu vaccination campaign, we reinforced our online channels for possible medical, psychological and financial guidance support, we encourage distance volunteering campaigns and we encourage the realization of online courses available at Linx Academy.

It is also important to note that we are aware of our important role in civil society and have established several strategic partnerships to combat COVID-19. Among them, stands out the “Salvando Vidas” project, carried out jointly with BNDES to raise funds for the purchase of medical-hospital materials from Brazilian philanthropic entities.

We continue to operate normally and reaffirm our long-term commitment, guaranteeing the safety of our team, the service to customers and suppliers, and consequently, to the business. We will continue to invest in innovation and in valuing our team to bring people and technology even closer together through passionate shopping experiences around the world. We believe that accelerating the retailers' digital transformation process, regardless of their size, is fundamental to guarantee a good performance with the new consumer habits.

As always, we thank everyone for your trust and remain at your disposal.

Alberto Menache & Linx Team

#soulinx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the quarterly financial statements the period ended March 31, 2020, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for contracting services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit his own work; (ii) exercising managerial functions in your client and (iii) promoting your client's interests.

São Paulo, June 08, 2020.

A free translation from Portuguese into English of Independent Auditor’s Report on review of interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Report on the review of interim financial information

To the Shareholders, Board of Directors and Officers

Linx S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Linx S.A. (“Company”), contained in the Quarterly Information (ITR) for the quarter ended March 31, 2020, which comprises the statement of financial position as at March 31, 2020 and the related statement of profit or loss, of comprehensive income (loss), changes in equity and cash flow statement for the three-month period then ended and the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of Value Added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2020, prepared under responsibility of Company's Management, and presented as supplementary information for IAS 34. This financial information was submitted to review procedures carried out jointly with the audit of Company’s quarterly information. To form a conclusion, we evaluated whether these statements are reconciled with interim financial information and accounting records, as applicable, and whether their forms and contents are in accordance with criteria defined in Technical Pronouncement NBC TG 09 – Statement of Added Value. Based on our review, we are not aware of any other event that make us believe that these statements of added value were not prepared, in all material respects, in according the criteria defined by this standard and consistently in accordance with individual and consolidated interim financial information taken as a whole.

São Paulo, June 08, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Linx S.A.

Balance sheets
As of March 31, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (Note 5)	521	16,387	66,344	75,898
Financial assets (Note 6)	559,512	732,473	671,455	902,289
Trade accounts receivable (Note 7)	-	-	259,556	276,626
Recoverable taxes (Note 8)	6,474	5,975	25,692	22,648
Other assets (Note 10)	72	93	19,187	22,509
	566,579	754,928	1,042,234	1,299,970

Non-current assets
Long-term assets
Financial assets (Note 6)	-	-	4,313	2,073
Trade accounts receivable (Note 7)	-	-	10,613	11,485
Recoverable taxes (Note 8)	-	-	5,417	5,166
Deferred taxes (Note 20)	1,536	2,220	2,803	3,357
Other receivables (Note 10)	-	-	24,244	26,338
	1,536	2,220	47,390	48,419

Investments (Note 11)	1,188,450	1,046,362	-	-
Property, plant and equipment, net (Note 12)	-	-	94,381	82,201
Intangible assets, net (note 13)	-	-	1,199,755	1,009,314
Right-of-use (Note 14)	-	-	121,274	124,039
	1,188,450	1,046,362	1,415,410	1,215,554

	1,189,986	1,048,582	1,462,800	1,263,973

Total assets	1,756,565	1,803,510	2,505,034	2,563,943

See the accompanying notes to interim financial information.

Linx S.A.

Balance sheets
As of March 31, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Liabilities and shareholders' equity
Current liabilities
Suppliers	390	1,050	20,654	24,007
Loans and financing (Note 15)	-	-	38,688	41,245
Lease (Note 16)	-	-	38,318	47,478
Labor obligations (Note 17)	20	20	55,682	51,080
Taxes payable	183	1,807	12,813	23,127
Income tax and social contribution	122	-	3,423	3,823
Payables for the acquisition of businesses (Note 18)	-	-	87,857	43,432
Deferred revenue (Note 19)	-	-	32,193	36,360
Dividends payable	9,719	9,719	9,719	9,719
Other liabilities (Note 21)	1,070	1,070	83,888	89,576
	11,504	13,666	383,235	369,847

Non-current liabilities
Loans and financing (Note 15)	-	-	161,148	168,937
Lease (Note 16)	-	-	71,661	78,604
Labor obligations (Note 17)	-	-	1,837	1,977
Payables for the acquisition of businesses (Note 18)	-	-	34,190	39,637
Deferred taxes (Note 20)	-	-	81,342	84,206
Advances for future capital increases	-	-	300	-
Deferred revenue (Note 19)	-	-	5,126	6,434
Provision for contingencies (Note 23)	-	-	19,904	19,588
Other liabilities (Note 21)	-	-	1,230	4,869
	-	-	376,738	404,252

Total liabilities	11,504	13,666	759,973	774,099

Shareholders' equity
Capital (Note 22.1)	645,447	645,447	645,447	645,447
Capital reserves (Note 22.2)	1,167,385	1,165,605	1,167,385	1,165,605
Treasury shares	(270,513)	(225,954)	(270,513)	(225,954)
Profit reserves	213,412	200,596	213,412	200,596
Operating loss	(9,054)	-	(9,054)	-
Additional dividends proposed	-	10,281	-	10,281
Other comprehensive income (loss)	(1,616)	(6,131)	(1,616)	(6,131)
	1,745,061	1,789,844	1,745,061	1,789,844

Total liabilities and shareholders' equity	1,756,565	1,803,510	2,505,034	2,563,943

See the accompanying notes to interim financial information.

Linx S.A.

Statements of profit or loss
Three-month periods ended March 31, 2020 and 2019
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019

Net operating revenues (Note24)	-	-	208,531	176,805

Cost of services rendered (Note25)	-	-	(72,836)	(59,999)

Gross income	-	-	135,695	116,806

Operating income (expenses)
General and administrative (Note 26)	(882)	(1,248)	(65,500)	(43,962)
Selling (Note 13/26)	-	-	(29,552)	(18,372)
Research and development (Note 26)	-	-	(36,697)	(35,325)
Other operating income (Note 11)	(11,777)	17,557	-	-
Other operating expenses (Note 26)	-	-	(2,964)	6,190
	(12,659)	16,309	(134,713)	(91,469)

Income (loss) before financial income (loss) and taxes	(12,659)	16,309	982	25,337

Net financial income (loss)
Financial income (Note 27)	5,662	923	12,622	11,867
Financial expenses (Note 27)	(329)	(66)	(21,791)	(13,631)
	5,333	857	(9,169)	(1,764)

Income (loss) before income tax and social contribution	(7,326)	17,166	(8,187)	23,573

Income tax and social contribution - current (Note 20)	(1,044)	-	(3,574)	(2,025)
Income tax and social contribution - deferred (Note 20)	(684)	14	2,707	(4,368)
	(1,728)	14	(867)	(6,393)

Net income (loss) for the quarter	(9,054)	17,180	(9,054)	17,180
Basic earnings (loss) per share - in Reais (Note 29)	(0.0500)	0.1082	(0.0500)	0.1082
Diluted earning (loss) per share - in Reais (Note 29)	(0.0488)	0.1064	(0.0488)	0.1064

See the accompanying notes to interim financial information.

Linx S.A.

Statements of comprehensive income
Three-month periods ended March 31, 2020 and 2019
(In thousands of reais)

	Parent company		Consolidated
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019

Net income (loss) for the quarter	(9,054)	17,180	(9,054)	17,180

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	4,515	(874)	4,515	(874)

Total comprehensive income	(4,539)	16,306	(4,539)	16,306

See the accompanying notes to interim financial information.

Linx S.A.
Statements of changes in shareholders’ equity
Three-month periods ended March 31, 2020 and 2019
(In thousands of reais)
			Capital reserves				Profit reserves
	Capital	Treasury shares	Goodwill in capital subscription	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total

Balances at December 31, 2018	488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Capital increase	362	-	-	-	-	-	-	-	-	-	-	-	362
Effect of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	341	341	-	-	-	341
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	(874)	-	(874)
Stock option plan	-	-	-	2,297	-	2,297	-	-	-	-	-	-	2,297
Net income for the period	-	-	-	-	-	-	-	-	-	17,180	-	-	17,180
Balances at March 31, 2019	488,829	(148,373)	539,571	18,401	(37,423)	520,549	7,037	172,761	179,798	17,180	(3,704)	22,236	1,076,515

Balances at December 31, 2019	645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844

Destination of additional dividends proposed	-	-	-	-	-	-	-	10,281	10,281	-	-	(10,281)	-
Repurchase of shares	-	(44,559)	-	-	-	-	-	-	-	-	-	-	(44,559)
Stock option plan	-	-	-	1,780	-	1,780	-	-	-	-	-	-	1,780
Effect of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	2,535	2,535	-	-	-	2,535
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	4,515	-	4,515
Loss for period	-	-	-	-	-	-	-	-	-	(9,054)	-	-	(9,054)
Balances at March 31, 2020	645,447	(270,513)	1,222,025	41,517	(96,157)	1,167,385	7,037	206,375	213,412	(9,054)	(1,616)	-	1,745,061

See the accompanying notes to interim financial information.

Linx S.A.
Statements of cash flows
Three-month periods ended March 31, 2020 and 2019
(In thousands of reais)
		Parent company		Consolidated
	Nota	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Cash flows from operating activities
Net income (loss) for the quarter		(9,054)	17,180	(9,054)	17,180
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization	12/13	-	-	36,181	24,348
Equity in net income of subsidiaries	11	11,777	(17,557)	-	-
Allowance for doubtful accounts	7	-	-	2,292	529
Losses (gains) on write-off/disposal of goods		-	-	80	429
Addition (reversal) of adjustment to present value		-	-	1,484	1,531
Stock option plan		(35)	690	1,780	2,297
Financial charges		-	-	12,185	7,642
Deferred taxes	20	684	(14)	(2,707)	4,368
Current taxes	20	-	-	3,574	2,025
Provisions for contingency	23	-	-	316	1,334
Other operating revenue		-	-	(161)	(9,232)
Revenue from interest earning bank deposits		(5,706)	(923)	(7,024)	(6,526)
Effect from adoption of hyperinflation		-	-	2,517	519
		6,720	(17,804)	50,517	29,264
Change in operating assets and liabilities:
Trade accounts receivable		-	-	16,318	(6,124)
Recoverable taxes		22	551	(1,937)	3,415
Other credits and judicial deposits		21	(1,571)	13,061	(9,021)
Suppliers		(660)	58	(6,494)	(1,256)
Labor liabilities		-	-	4,184	10,707
Taxes and contributions payable		(458)	(274)	(14,514)	(2,123)
Deferred revenue		-	-	(5,475)	(4,481)
Other accounts payable		-	(4)	(29,402)	9,117
Income tax and social contribution paid	20	(1,044)	-	(1,802)	(1,093)
Cash flow generated (invested) by operating activities		(4,453)	(1,864)	15,402	45,585
Cash flows from investment activities
Acquisition of fixed assets		-	-	(6,012)	(4,770)
Acquisition of intangible assets		-	-	(20,580)	(18,442)
Acquisition of entity, net of cash and cash equivalents acquired		-	-	(129,909)	-
Capital increase in subsidiaries		(145,000)	-	-	-
Investment in short-term investments		(15,610)	(344)	(150,977)	(117,514)
Redemption of interest and interest earning bank deposits		193,756	1,846	385,990	124,175
Cash flow generated (invested) by investing activities		33,146	1,502	78,512	(16,551)
Cash flows from financing activities
Additions of loans and financing	15	-	-	928	-
Payments of loans and financing	15	-	-	(11,284)	(10,331)
Lease payment	16	-	-	(31,520)	(3,564)
Advances for future capital increases		-	-	300	-
Financial charges paid	15	-	-	(5,475)	(3,851)
Payment for the acquisition of subsidiaries	18	-	-	(18,672)	(10,681)
Treasury shares		(44,559)	-	(44,559)	-
Capital contributions from shareholders	22	-	362	-	362
Cash flow generated (invested) by financing activities		(44,559)	362	(110,282)	(28,065)
Exchange rate change on cash and cash equivalents		-	-	6,814	(874)
Increase (decrease) in cash and cash equivalents		(15,866)	-	(9,554)	95
Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		16,387	50	75,898	49,850
At end of period		521	50	66,344	49,945

See the accompanying notes to interim financial information.

Linx S.A.
Statement of Value Added
Three-month periods ended March 31, 2020 and 2019
(In thousands of reais)
	Parent company		Consolidated
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Revenues
Gross sales of services and goods	-	-	232,274	196,555
Other revenues	-	-	412	8,124
Allowance for doubtful accounts	-	-	(2,086)	(529)
	-	-	230,600	204,150
Inputs acquired from third parties
Cost of services and goods sold	-	-	(17,747)	(13,200)
Materials, energy, outsourced services and other operating items	(567)	(270)	(40,916)	(31,907)
Loss and recovery of asset values	-	-	(1,092)	(1,202)
	(567)	(270)	(59,755)	(46,309)

Gross added value	(567)	(270)	170,845	157,841

Depreciation and amortization	-	-	(36,362)	(24,348)

Net value added produced by the Company	(567)	(270)	134,483	133,493

Added value received as transfer
Equity in net income of subsidiaries	(11,777)	17,557	-	-
Financial revenues	5,662	923	12,622	10,284
	(6,115)	18,480	12,622	10,284

Total added value payable	(6,682)	18,210	147,105	143,777

Payment of value added
Personnel	315	978	107,735	87,960
Direct remuneration	315	978	87,815	71,675
Benefits	-	-	12,614	10,391
FGTS	-	-	7,306	5,894

Taxes, duties and contributions	1,728	(14)	24,646	26,561
Federal	1,728	(14)	17,037	20,218
State	-	-	1,340	1,150
Municipal	-	-	6,269	5,193

Third-party capital remuneration	329	66	23,778	12,076
Interest	329	66	21,791	12,048
Rents	-	-	1,987	28

Own capital remuneration	(9,054)	17,180	(9,054)	17,180
Dividends and interest on own capital	9,719	-	9,719	-

Retained earnings	(18,773)	17,180	(18,773)	17,180

See the accompanying notes to interim financial information.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

1.    Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue  of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.    Basis of preparation and presentation of interim financial information

2.1.  Statement of conformity

The individual and consolidated interim financial information were prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statement, issued by the Accounting Pronouncement Committee and equivalent to the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) applicable to the preparation of Quarterly Information - ITR, and presented in accordance with standards issued by the Securities and Exchange Commission, applicable to the Quarterly Information - ITR.

The presentation of the Statement of Value Added (DVA) is required by Brazilian corporate law and the accounting practices adopted in Brazil, associated with listed companies. IFRS does not require a presentation of this statement. As a consequence, under IFRS, this statement is available as supplementary information, without prejudice to the set of interim financial information.

All relevant information applicable to the interim financial information and only this, is being disclosed and these are used by management in its management.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

2.2.   Basis of preparation and presentation

The individual and consolidated interim financial information were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated interim financial information present comparative information in relation to the prior period.

The Company’s individual and consolidated interim financial information were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated interim financial information were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the interim financial informatio. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the interim financial information due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Among the captions of payments of loans and financing and lease payment, in the cash flow statements, for the interim financial information of March 31, 2019, there was reclassification in order to allow comparability with the information of March 31, 2020.

The issue of individual and consolidated interim financial information were approved by the Board of Directors on June 08, 2020.

2.3.  Covid-19

Since March 2020, several Brazilian states have been adopting measures of social distance to flatten the population contamination curve by the new coronavirus, in an effort to prevent a possible collapse of the public health system. Most of these measures involve closing commercial establishments not connected to essential services.

Linx cannot predict the extent and duration of the measures adopted by governments in the countries in which the Company and its subsidiaries operate and, therefore, cannot predict the direct and indirect impacts of the coronavirus on its business, results of operations and financial condition.

However, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers, assessing future prospects for each business area and reducing dividend distribution in 2020. Linx has sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. As the pandemic is still advancing, the financial impact of the coronavirus on the Company's cash-generating units ("CGU"), if any, cannot be estimated accurately at the moment.

3.    Summary of significant accounting policies

The individual and consolidated interim financial information presented were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2019, disclosed on March 30, 2020, at which are presented in detail.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.  Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making.  The Company’s management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

3.2.   Consolidation basis

The consolidated interim financial information comprise the financial information of the Company and its subsidiaries as of March 31, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•        Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•        Exposure or right to variable returns based on its involvement with the investee;

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

•        The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

When necessary, adjustments are made to the financial information of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company’s individual interim financial information, financial information of subsidiaries are recognized under the equity method.

The individual and consolidated interim financial information include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest
	03/31/2020	12/31/2019
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	100.00%
Sback Tecnologia da Informação Ltda.	100.00%	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A.	100.00%	100.00%
SetaDigital Sistemas Gerenciais Ltda.	100,00%	100,00%
Esmeralda Serviços Digitais Ltda. (**)	100,00%	-
Safira Serviços Digitais Ltda (**)	100,00%	-
Ametista Serviços Digitais Ltda (**)	100,00%	-
Diamante Serviços Digitais Ltda (**)	100,00%	-
RRA Ferreira ME (*)	100,00%	-

 (*) Companies acquired by Linx Sistemas in 2020.

 (**) Companies acquired by Linx Pay in 2020.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Sback Tecnologia da Informação Ltda. (“Sback”): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

SetaDigital Sistemas Gerenciais Ltda. (“Seta”): operates with a focus on ERP solutions and services for footwear retail.

Esmeralda Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Ametista Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (‘’Neemo”): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

3.3.      New or reviewed pronouncements with first-time adoption in 2020

These individual and consolidated interim financial information have been prepared using accounting policies consistent with those adopted for the preparation of the interim financial information for the year ended December 31, 2019 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these interim financial information, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2020, described below:

Standards and amended standards
Amendments to IFRS 3 / CPC 15 (R1)

In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business.

Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23	Aligns the definition of “material omission” or “materially distorted disclosure” in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39/CPC 38, CPC IFRS 7/40 (R1) and IFRS 9/CPC 48	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.

The Company and its subsidiaries do not expect significant impacts as a result of the standards and interpretations issued.

3.4.      New standards, amendments and interpretations of issued standards that did not become effective

At the date these interim financial information were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's interim financial information were issued are set out below:

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.    Business combination

4.1.  Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. (“PinPag”), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

The price was R$ 200,000 to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 5,000 retained installments;

(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 60,000 (fair value in March 31, 2020 is of R$ 33,935), as follows:

•        Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

o   2020 - R$ 24,560; and

o   2021 - R$ 9,375.

Purchase consideration
Amount paid in cash	125,000
Amount to be paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	33,935
Total consideration	173,935

Analysis of cash flow from the acquisition
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	113,604

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

4.2.  Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. (“Neemo”), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 3,350 (fair value in March 31, 2020 is of R$ 1,031), as follows:

•        Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o   2020 - R$ 1,031.

Purchase consideration
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,031
Total adjusted consideration	20,106

Analysis of cash flow from the acquisition
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	16,305

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

4.3.  Measurement of business combination

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

4.4.   Assets acquired and liabilities assumed

On the date of completion of the preparation of these individual and consolidated interim financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 186,864 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 10,613 and pre-tax income of R$ 2,531.

5.    Cash and cash equivalents

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Cash and banks - denominated in the R$	506	16,371	41,472	50,526
Cash and banks - in foreign currency	-	-	12,324	17,448
Short-term financial assets (*)	15	16	12,548	7,924
	521	16,387	66,344	75,898

(*) In the periods ended March 31, 2020 and December 31, 2019, there were no investments in foreign currency.

(**) The amounts presented include R$ 15,729 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 53.28% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 28.

6.    Financial assets

					Parent Company		Consolidated
Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Domestic currency
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	08/01/2018	Indefinite	107.13%	458,424	632,341	546,988	774,257
Fund	Moving Tech Renda Fixa	03/24/2020	Indefinite	96.93%	101,088	100,132	101,099	100,136
Fund	Options	11/29/2019	03/03/2021	104.00%	-	-	22,340	16,901
Fund	Fixed income (*)	05/20/2019	09/01/2025	104.38%	-	-	5,341	9,034
Total domestic currency					559,512	732,473	675,768	900,328

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	-	4,034
Total foreign currency					-	-	-	4,034

Total (**)					559,512	732,473	675,768	904,362

	Current assets				559,512	732,473	671,445	902,289
	Non-current assets				-	-	4,313	2,073

(*) The amounts presented include R$ 2,200 of government securities pledged as collateral in Linx Pay operations.

(**) The amounts presented include R$ 21,541 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 28.

7.    Trade accounts receivable

	Consolidated
	03/31/2020	12/31/2019
Trade notes receivable:
Falling due	227,192	248,411
Overdue	32,267	27,243
	259,459	275,654

Trade notes receivable - abroad:
Falling due	8,772	12,247
Overdue	8,556	4,978
	17,328	17,225

Total (*)	276,787	292,879

(-) Estimated losses with doubtful accounts	(5,652)	(3,360)
(-) Adjustment to present value	(966)	(1,408)
	270,169	288,111

Current assets	259,556	276,626
Non-current assets	10,613	11,485

(*) The amounts presented include R$ 84,957 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated
	03/31/2020	12/31/2019

Falling due	234,972	259,221
Overdue (days):
1–30	22,491	18,749
31–60	4,802	2,290
61–90	6,670	3,663
91–180	1,234	4,188
	270,169	288,111

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

The changes in this provision in the consolidated is shown as follows:

	Consolidated
Changes in doubtful accounts	03/31/2020	12/31/2019

Opening balance	(3,360)	(4,215)
Addition of provision	(2,545)	(5,551)
Use/reversal	253	6,406
Closing balance	(5,652)	(3,360)

8.    Recoverable taxes

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Withholding taxes and contributions	6,474	5,975	20,765	18,494
ICMS	-	-	5,525	5,242
PIS and COFINS	-	-	1,367	1,367
Other (*)	-	-	3,452	2,711
	6,474	5,975	31,109	27,814

Current assets	6,474	5,975	25,692	22,648
Non-current assets	-	-	5,417	5,166

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

9.    Related parties

9.1  Remuneration of key management personnel

Total key management personnel remuneration (11 and 7 administrators in 2020 and 2019, respectively) for the periods ended March 31, 2020 and 2019 are summarized as follows:

	03/31/2020	03/31/2019
Short-term employee benefits
Payment of Directors’ fees	1,876	3,957
Share-based payments	1,003	744
	2,879	4,701

9.2  Profit (loss)

In the period ended March 31, 2020, there were shared expenses amounting to R$ 3,443 (R$ 1,963 at March 31, 2019).

9.3  Interest on own capital

In the period ended March 31, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000.

10.  Other assets

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Advance to employees, vacation and 13th salary	-	-	13,521	16,706
Retentions for contingencies – Acquired (*)	-	-	12,740	13,193
Prepaid expenses - Services	-	-	7,092	7,464
Advance to suppliers	28	16	5,108	6,141
Other (**)	44	77	4,970	5,343
	72	93	43,431	48,847

Current assets	72	93	19,187	22,509
Non-current assets	-	-	24,244	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.

(**) Corresponds substantially to other credits from Napse in the amount of R$ 3,531 (R$ 3,527 as of December 31, 2019) and judicial deposits.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

11.  Investments

11.1        Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Interest	99.99%	99.99%

Balances at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362

Equity in net income of subsidiaries	(12,393)	616	(11,777)
Capital increase	145,000	-	145,000
Accumulated translation adjustment	4,515	-	4,515
Effect of IAS 29 update (hyperinflation)	2,535	-	2,535
Stock option plans	1,815	-	1,815
Balances at march 31, 2020	1,175,805	12,645	1,188,450

11.2        Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Balances at March 31, 2020

Interest	99.99%	99.99%

Current assets	473,495	9,419	482,914
Non-current assets	1,513,212	5,520	1,518,732
Total assets	1,986,707	14,939	2,001,646

Current liabilities	394,950	2,294	397,244
Non-current liabilities	415,952	-	415,952
Total liabilities	810,902	2,294	813,196

Shareholders' equity	1,175,805	12,645	1,188,450

Revenues	239,648	5,133	244,781
Expenses	(252,041)	(4,517)	(256,558)
Net income	(12,393)	616	(11,777)

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

12.  Property, plant and equipment

	03/31/2020			12/31/2019
	Cost	Accumulated depreciation	Net value	Net value

Computers and electronics	77,392	(44,184)	33,208	21,611
Vehicles	10,326	(4,969)	5,357	4,308
Furniture and fixtures	16,956	(7,220)	9,736	9,629
Facilities, machinery and equipment	37,691	(17,964)	19,727	19,668
Leasehold improvements	42,740	(19,906)	22,834	23,433
Real Estate	3,350	(837)	2,513	2,546
Land and others	1,006	-	1,006	1,006
Total (*)	189,461	(95,080)	94,381	82,201

(*) The amounts presented include R$ 15,785 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The financial activity of property, plant and equipment balances is described below:

	Cost
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Foreign exchange	Balance at 03/31/2020

Computers and electronics	58,270	3,356	15,396	(100)	(3)	308	165	77,392
Vehicles	9,745	1,546	-	(6)	(979)	13	7	10,326
Furniture and fixtures	16,447	349	116	(8)	-	36	16	16,956
Facilities, machinery and equipment	36,810	796	49	-	-	-	36	37,691
Leasehold improvements	41,956	952	-	(93)	-	(267)	192	42,740
Real Estate	3,350	-	-	-	-	-	-	3,350
Land and others	1,006	-	-	-	-	-	-	1,006
Total	167,584	6,999	15,561	(207)	(982)	90	416	189,461

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 6,012.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation
	Annual depreciation rate	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Write-offs	Transfers	Foreign exchange	Balance at 03/31/2020

Computers and electronics	20%	(36,659)	(2,192)	(5.288)	-	56	(101)	(44,184)
Vehicles	20%	(5,437)	(431)	-	902	2	(5)	(4,969)
Furniture and fixtures	10%	(6,818)	(348)	(27)	-	(16)	(11)	(7,220)
Facilities, machinery and equipment	10%	(17,142)	(778)	(12)	-	(15)	(17)	(17,964)
Leasehold improvements	10%	(18,523)	(884)	-	-	(442)	(57)	(19,906)
Real Estate	4%	(804)	(33)	-	-	-	-	(837)
Total		(85,383)	(4,666)	(5.327)	902	(415)	(191)	(95,080)

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 13.

13.  Intangible

	03/31/2020			12/31/2019
	Cost	Accumulated amortization	Net value	Net value

Software (i)	100,207	(52,231)	47,976	47,187
Software development (ii)	25,976	-	25,976	22,729
Software developed (iii)	199,473	(156,896)	42,577	38,989
Software development – capitalized interest	25,090	(9,348)	15,742	12,455
Brands acquired	46,205	(5,277)	40,928	41,162
Technology - acquisitions	143,733	(107,552)	36,181	39,471
Client portfolio - acquisitions	158,268	(82,317)	75,951	79,761
Goodwill	914,422	-	914,422	727,558
Other	2	-	2	2
Total (*)	1,613,376	(413,621)	1,199,755	1,009,314

(*) The amounts presented include R$ 179,839 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

	Cost
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Transfers	Foreign exchange	Balance at 03/31/2020

Software (i)	95,280	3,503	34	-	225	(10)	1,175	100,207
Software development (ii)	22,729	3,247	-	-	-	-	-	25,976
Software developed (iii)	188,854	10,619	-	-	-	-	-	199,473
Software development – capitalized interest	20,569	4,521	-	-	-	-	-	25,090
Brands acquired	46,199	-	6	-	-	-	-	46,205
Technology - acquisitions	143,735	-	-	-	-	-	(2)	143,733
Client portfolio - acquisitions	158,268	-	-	-	-	-	-	158,268
Goodwill	727,558	-	-	186,864	-	-	-	914,422
Other	2	-	-	-	-	-	-	2
Total	1,403,194	21,890	40	186,864	225	(10)	1,173	1,613,376

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R $ 20,580 are considered as investment activities.

(**) Amounts related to goodwill, customer portfolio and technology in the acquisitions of the companies PinPag and Neemo in fiscal year 2020

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

		Accumulated amortization
	Annual rate of amortization	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Transfers	Foreign exchange	Balance at 03/31/2020

Software (i)	10–20%	(48,093)	(3,709)	(7)	335	(757)	(52,231)
Software developed (ii)	33%	(149,865)	(7,031)	-	-	-	(156,896)
Software development – capitalized interest	33%	(8,114)	(1,234)	-	-	-	(9,348)
Brands acquired	10–20%	(5,037)	(240)	-	-	-	(5,277)
Technology - acquisitions	10–20%	(104,264)	(3,288)	-	-	-	(107,552)
Client portfolio - acquisitions	20–50%	(78,507)	(3,810)	-	-	-	(82,317)
Total		(393,880)	(19,312)	(7)	335	(757)	(413,621)

(i) Software acquired for use by the company employees and for software development routines

(ii) Development of software under an innovation process that has already been marketed

13.1Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

In 2019 the growth rate used to extrapolate the projections beyond the 5-year period was 5.5%, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. In 2019 the estimated future cash flows were discounted at the pre-tax discount rate of 13.69%, also at nominal values.

In 2019 the annual inflation rate for the period analyzed in the projected flows was 3.52%.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders’ equity. The cost of shareholders’ equity derives from the expected return on investment by the Company’s investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

13.2Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

In the period ended March 31, 2020, the amount of R$ 29,522 (R$ 18,372 on March 31, 2019) was recognized in income (loss) and was related to research and maintenance of the developed software.

14.  Right of use

	12/31/2019	Addition (***)	Amortization (**)	Exchange variation	03/31/2020

Rent	73,482	4,582	(3,305)	583	75,342
Equipment	5,180	-	(252)	-	4,928
Cloud (*)	45,377	4,273	(8,646)	-	41,004
Total	124,039	8,855	(12,203)	583	121,274

(*) Rental of cloud space

(**) Average annual depreciation rate 10 to 33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 251 on March 31, 2020

15.  Loans and financing

					Consolidated
Type	Charges	Effective rate	Maturity	Covenants	03/31/2020	12/31/2019

Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	15.1 (a)	147,523	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.893% p.a.	02/15/2021	15.1 (b)	24,414	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.188% p.a.	03/15/2022	15.1 (c)	27,502	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.653% p.a.	04/15/2021		-	165
Other					397	409
					199,836	210,182

Current liabilities					38,688	41,245
Non-current liabilities					161,148	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	03/31/2020	12/31/2019

2021	31,262	39,216
2022	24,543	24,474
2023	21,043	21,043
2024	21,043	21,043
2025	21,043	21,043
2026	21,043	21,043
2027	21,171	21,075
	161,148	168,937

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Changes are shown below:

	Consolidated
	03/31/2020	12/31/2019

Previous balance	210,182	249,981
Funds from acquisition of subsidiaries	-	443
Additions of loans and financing	928	410
Financial charges	5,485	18,418
Financial charges paid	(5,475)	(16,896)
Payments of loans and financing	(11,284)	(42,174)
Total	199,836	210,182

15.1.   Covenants

(a)   BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•  General indebtedness: Total current and non-current liabilities;

•  Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•  EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of March 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

(b)   BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•        Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of March 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(c)   BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)       General Indebtedness / total assets: equal or less than 60%;

(ii)      Net debt / EBITDA: equal or less than 2.0;

(iii)    EBITDA / Net operating revenue: equal or higher than 20%.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•        Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of March 31, 2020, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

16.  Lease payable

		Consolidated
	Rate	03/31/2020	12/31/2019

Lease of property	10.27%	79,431	76,995
Equipment rental	10.27%	4,314	4,975
Lease of cloud	8.73%	26,234	44,112
		109,979	126,082

Current liabilities		38,318	47,478
Non-current liabilities		71,661	78,604

Changes in lease liabilities payable are:

	Balance at 12/31/2019	Additions	Payments	Interest restatement	Exchange variation	Balance at 03/31/2020
Lease of property	76,995	4,279	(4,738)	2,101	794	79,431
Equipment rental	4,975	-	(736)	75	-	4,314
Lease of cloud	44,112	4,639	(26,046)	512	3,017	26,234
Total liabilities from financing activities	126,082	8,918	(31,520)	2,688	3,811	109,979

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

As at March 31, 2020, leases have average payment term of 4.2 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	03/31/2020	12/31/2019

2021	14,649	26,487
2022	17,934	16,398
2023	17,934	16,398
2024	9,537	8,777
2025	8,777	8,777
2026	8,777	8,777
2027	8,777	8,777
2028	8,777	8,777
2029	685	687
Lease payment	95,847	103,855
Financial charges	(24,186)	(25,251)
Present value of lease payments	71,661	78,604

17.  Labor liabilities

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Provision for vacation, 13th salary and payroll charges	-	-	37,099	32,415
INSS payable	20	20	7,496	7,523
Provision for profit sharing	-	-	4,016	5,426
FGTS payable	-	-	1,901	2,584
Salaries payable	-	-	2,086	1,901
Other	-	-	4,921	3,208
	20	20	57,519	53,057

Current liabilities	20	20	55,682	51,080
Non-current liabilities	-	-	1,837	1,977

18.  Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	03/31/2020	12/31/2019

Installments not subject to restatement (*)	91,281	57,246
Napse installments subject to restatement based on exchange-rate change and LIBOR.	12,999	16,960
Installments subject to restatement based on the change in the CDI rate – 3.65%	316	284
Installments subject to restatement based on the change of IPCA – 3.30%	19,471	12,666
Installments subject to restatement based on the change of IGPM – 6.82%	8,392	8,253
Adjustment to present value (**)	(10,412)	(12,340)
	122,047	83,069

Current liabilities	87,857	43,432
Non-current liabilities	34,190	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated
Period	03/31/2020	12/31/2019

2021	8,554	23,691
2022	17,905	11,715
2023	2,911	4,231
2024	1,557	-
2025	3,263	-
	34,190	39,637

Of total amount payable on March 31, 2020, R$ 120.888 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 28.7).

The changes in the consolidated are shown as follow:

	Consolidated
	03/31/2020	12/31/2019

Previous balance	83,069	112,487
Addition due to acquisition (*)	52,661	54,723
Payment of principal/financial charges paid	(18,672)	(48,093)
Restatement of financial charges	5,875	11,108
Contingencies (**)	(725)	(7,773)
Earn-Out (***)	(161)	(39,383)
	122,047	83,069

(*) Additions for acquisitions, of which R$ 48,935 PinPag, R$ 3,726 for Neemo

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management

(***) The amounts refer to reversal of unachieved earn-out goals of the acquirees Sback and Único

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

19.  Deferred revenue

	Consolidated
	03/31/2020	12/31/2019

Revenue from services (*)	18,316	18,457
Revenue from royalties (**)	19,003	24,337
	37,319	42,794

Current liabilities	32,193	36,360
Non-current liabilities	5,126	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

20.  Income tax and social contribution

20.1.   Income tax and social contribution expense

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019

Current tax
Current tax on income for the period	(1,044)	-	(3,574)	(2,025)

Deferred tax
Deferred tax on income for the period	(684)	14	2,707	(4,368)

Income tax and social contribution expense	(1,728)	14	(867)	(6,393)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019

Income (loss) before income tax and social contribution	(7,326)	17,166	(8,187)	23,573

Rate income tax and social contribution	34%	34%	34%	34%

Income tax and social contribution at the rate of 34%	2,491	(5,836)	2,784	(8,015)

Permanent differences
Equity in net income of subsidiaries	(4,004)	5,969	-	-
Law 11196/05 (Research and Development incentive)	-	-	-	2,124
Payment of interest on own capital	-	(162)	-	(399)
Gifts, fines and nondeductible expenses	-	60	(55)	119
Overseas earnings	-	-	(1,566)	-
Income tax and social contribution determined by the deemed income	-	-	(247)	(647)
Effects of tax rates of foreign subsidiaries	-	-	(1,631)	949
Other net differences	(215)	(17)	(152)	(524)

Income tax expense for effective rate	(1,728)	14	(867)	(6,393)

Effective rate	-	0.08%	-	27.12%

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

20.2.   Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated
Assets	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Deferred IR/CS on tax loss and negative basis	1,223	1,665	1,628	1,665
Stock option plan	-	555	-	555
Inc. tax and soc. contr. on foreign companies	-	-	460	841
Estimated losses with doubtful accounts	-	-	27	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	-	-	14	12
Provision for adjustment to present value	-	-	361	284
Other Provisions	313	-	313	-
Total deferred income tax and social contribution, net (assets)	1,536	2,220	2,803	3,357

	Consolidated
Liabilities	03/31/2020	12/31/2019

Deferred income tax and social contribution on accounting and tax goodwill	(104,604)	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	(23,626)	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	6,353	8,228
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	(1,619)	3,538
Inc. tax and soc. contr. on foreign companies	(743)	(705)
Deferred IR/CS on tax loss and negative basis	20,694	7,138
Estimated losses with doubtful accounts	607	108
Provision of benefits to employees	446	446
Provision for contingencies	1,859	1,779
Provision for adjustment to present value	5,276	4,678
Stock option plan	10,529	9,925
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	2,303	2,102
Other provisions	1,183	1,242
Total deferred income tax and social contribution, net (liabilities)	(81,342)	(84,206)

20.3.                Recoverability of income tax and social contribution loss carryforward

	Expected realization
Year	Parent company	Consolidated
2020	1.223	1,628
2021	-	2,454
2022	-	7,690
2023	-	10,550
Total	1.223	22,322

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

21.  Other liabilities

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Accounts payable to commercial establishments (*)	-	-	61,185	80,411
Accounts payable to former shareholders (**)	-	-	16,000	-
Interest on prepayment for assignment of receivables (*)	-	-	-	5,207
Advance of clients	36	36	1,253	1,590
Post-employment benefit (**)	-	-	1,311	1,311
Installment payment of taxes and contribution	-	-	438	619
Other (***)	1,034	1,034	4,931	5,307
	1,070	1,070	85,118	94,445

Current liabilities	1,070	1,070	83,888	89,576
Non-current liabilities	-	-	1,230	4,869

The amounts presented include R$ 75,154 (R$ 85,702 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

 (*) Amounts related to the transaction of Linx Pay and its subsidiaries.

 (**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.

 (***) It substantially corresponds to other Napse’s liabilities in the amount of R$ 4,018 (R$ 3,584 as of December 31, 2019).

22.  Shareholders' equity

22.1.   Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	March 31, 2020		December 31, 2019
	Shares	%	Shares	%
Founding shareholders	26,982,764	14.25%	26,982,764	14.24%
GIC Private Limited.	13,115,774	6.92%	18,900,432	9.98%
Genesis Asset Managers	15,663,314	8.27%	10,124,454	5.35%
	11,285,014	5.96%	-	-
BlackRock Inc.	-	-	9,950,316	5.25%
BNDES Participações S.A. – BNDES	11,107,088	5.86%	-	-
Treasury shares	11,839,567	6.25%	9,869,772	5.21%
Other	99,415,439	52.49%	113,581,222	59.97%
	189,408,960	100%	189,408,960	100%

Capital	645,447		645,447

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the deferred share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended March 31, 2020, the amount of treasury shares is R$ 270,513 (R$ 225,954 on December 31, 2019).

22.2.   Capital reserves

The capital reserve is set up as follows:

	03/31/2020	12/31/2019

Goodwill in capital subscription (a)	1,222,025	1,222,025
Stock option plan (Note 29)	41,517	39,737
Expenditures with issuance of shares (b)	(96,157)	(96,157)
	1,167,385	1,165,605

(a)     In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.

(b)     In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

22.3.   Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

23.  Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At March 31, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 19,904 (R$ 19,588 at December 31, 2019).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 51,583 as of March 31, 2020 (R$62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the year ended March 31, 2020 is R$ 38,601 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

	Consolidated
Change	Labor	Civil	Tax	Total
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	1,119	310	-	1,429
Write-offs	(961)	(192)	(114)	(1,267)
Restatement	110	44	-	154
Balance at March 31, 2020	9,471	1,789	8,644	19,904

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

24.  Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated
	03/31/2020	03/31/2019
Gross operating revenue
Subscription revenues	202,176	180,515
Consulting service revenues	35,481	21,976
	237,657	202,491

Sales deductions
PIS	(1,414)	(1,165)
COFINS	(6,525)	(5,378)
ISS	(5,691)	(4,648)
INSS (Social security)	(8,601)	(7,399)
Other	(1,512)	(1,159)
Cancellations	(5,383)	(5,937)
	(29,126)	(25,686)

Total (*)	208,531	176,805

(*) The amounts presented include R$ 9,898 (R$ 1,128 as of March 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for periods ended March 31, 2020 and March 31, 2019.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information
	03/31/2020	03/31/2019
Net revenue
In Brazil	198,683	167,775
Abroad	9,848	9,030
	208,531	176,805

Assets
In Brazil	2,489,954	1,715,801
Abroad	40,418	33,059
	2,530,372	1,748,860

Liabilities
In Brazil	779,486	653,700
Abroad	19,801	18,645
	799,287	672,345

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

25.  Costs

	Consolidated
	03/31/2020	03/31/2019
Type
Personnel	(40,802)	(33,884)
Depreciation and amortization	(14,877)	(13,076)
Outsourced services	(9,187)	(4,744)
Expenses with link	(6,947)	(7,240)
Travel and accommodation	(1,023)	(924)
Other	-	(131)
Total (*)	(72,836)	(59,999)

(*) The amounts presented include R$ 1,252 (R$ 8 as of March 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

26.  Expenses and other expenses / revenues

	Parent company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Type
Other revenues	-	-	417	8,124
Personnel	(315)	(978)	(66,933)	(54,076)
Depreciation and amortization (**)	-	-	(21,485)	(11,271)
Outsourced services	(93)	(31)	(16,899)	(10,551)
Commissions	-	-	(9,801)	(9,310)
Travel and accommodation	(5)	-	(2,452)	(2,144)
Advertising and publicity	-	-	(4,675)	(3,080)
Maintenance and preservation	-	-	(2,989)	(3,718)
Possible losses	-	-	(3,101)	(1,736)
Rents	-	-	(1,987)	(28)
IT expenses	-	-	(444)	(917)
Expenses with link	-	-	(389)	(9)
Other	(469)	(239)	(3,975)	(2,753)
	(882)	(1,248)	(134,713)	(91,469)

Function
Administrative and general expenses	(882)	(1,248)	(65,500)	(43,962)
Sales expenses	-	-	(36,697)	(35,325)
Research and maintenance of software developed	-	-	(29,552)	(18,372)
Other operating revenue (expenses)	-	-	(2,964)	6,190
Total (*)	(882)	(1,248)	(134,713)	(91,469)

(*) The amounts presented include R$ 9,272 (R$ 48 as of March 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

(**) The amount corresponding to the amortization of the right-of-use totals R$ 11,902

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

27.  Financial income

	Parent Company		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Financial revenues
Interest on financial assets	5,465	878	6,873	6,113
Foreign exchange gain	197	-	3,546	3,616
Interest receivable	-	-	820	802
Discounts obtained	-	-	158	73
Other revenues	-	45	1,225	1,263
	5,662	923	12,622	11,867

Financial expenses
Foreign-exchange losses	(192)	-	(4,926)	(3,256)
Liability interest	-	-	(3,080)	(906)
Discount granted	-	-	(3,798)	(2,413)
Interest on loans and financing	-	-	(834)	(2,304)
Tax on financial operations	-	-	(266)	(242)
Effect from IAS 29 adoption	-	-	(2,679)	(538)
Other expenses (*)	(137)	(66)	(6,208)	(3,972)
	(329)	(66)	(21,791)	(13,631)

Financial results (**)	5,333	857	(9,169)	(1,764)

(*) Refers mainly to the realization of AVP on amounts related to business combination and bank expenses

(**) The amounts presented include R$ 1,510 (R$ 51 as of March 31, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

28.  Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•   Credit risk

•   Liquidity risk

•   Market risk

•   Operating risk

28.1.   Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2.21% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 7). The main component of this allowance is specific and related to significant individual risks.

On March 31, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Cash and cash equivalents (note 5)	521	16,387	66,344	75,898
Financial assets (Note 6)	559,512	732,473	675,768	904,362
Trade accounts receivable (Note 7)	-	-	270,169	288,111
	560,033	748,860	1,012,281	1,268,371

28.2.   Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	390	-	-	390
Other liabilities (Note 21)	1,070	-	-	1,070
	1,460	-	-	1,460

	Consolidated
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	20,654	-	-	-	20,654
Loans and financing (Note 15)	38,688	31,262	66,629	63,257	199,836
Lease payable (Note 16)	38,318	14,649	45,405	35,793	134,165
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	74,284	15,713	4,231	-	94,228
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	13,138	17,719	2,951	3,263	37,071
Accounts payable for the acquisition of subsidiaries – Other (Note 18)	435	725	-	-	1,160
Other liabilities (Note 21)	83,888	1,230	-	-	85,118
	269,405	81,298	119,216	102,313	572,232

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

28.3.   Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

28.4.   Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

28.5.   Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

28.6.   Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	03/31/2020	03/31/2020	12/31/2019	12/31/2019	03/31/2020	03/31/2020	12/31/2019	12/31/2019

Financial assets
Cash and cash equivalents (note 5)	521	521	16,387	16,387	66,344	66,344	75,898	75,898
Financial assets (Note 6)	559,512	559,512	732,473	732,473	675,768	675,768	904,362	904,362
Trade accounts receivable (Note 7)	-	-	-	-	270,169	270,169	288,111	288,111
Other assets (Note 10)	72	72	93	93	43,431	43,431	48,847	48,847
Total	560,105	560,105	748,953	748,953	1,055,712	1,055,712	1,317,218	1,317,218

Financial liabilities
Suppliers	390	390	1,050	1,050	20,654	20,654	24,007	24,007
Loans and financing (Note 15)	-	-	-	-	199,836	199,836	210,182	210,182
Lease payable (Note 16)	-	-	-	-	109,979	109,979	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	122,047	122,047	83,069	83,069
Other liabilities (Note 21)	1,070	1,070	1,070	1,070	85,118	85,118	94,445	94,445
Total	1,460	1,460	2,120	2,120	537,634	537,634	537,785	537,785

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

•        Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•        Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company
	03/31/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	15	506	16	16,371
Financial assets (Note 6)	559,512	-	732,473	-
Other assets (Note 10)	-	72	-	93
	559,527	578	732,489	16,464
Financial liabilities
Suppliers	-	390	-	1,050
Other liabilities (Note 21)	-	1,070	-	1,070
	-	1,460	-	2,120

	Consolidated
	03/31/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	12,548	53,796	7,924	67,974
Financial assets (Note 6)	675,768	-	904,362	-
Trade accounts receivable (Note 7)	-	270,169	-	288,111
Other assets (Note 10)	-	43,431	-	48,847
	688,316	367,396	912,286	404,932
Financial liabilities
Suppliers	-	20,664	-	24,007
Loans and financing (Note 15)	-	199,836	-	210,182
Lease payable (Note 16)	-	109,979	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	122,047	-	83,069	-
Other liabilities (Note 21)	-	85,118	-	94,445
	122,047	415,587	83,069	454,716

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

28.7.   Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of March 31, 2020:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 6)	675,768	-	675,768	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 15)	199,836	-	199,836	-
Lease payable (Note 16)	109,979	-	109,979	-
Accounts payable for the acquisition of subsidiaries (Note 18)	122,047	-	1.159	120.888

Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

There were no transfers between measurement levels in the fair value hierarchy for the year ended March 31, 2020 for these assets.

28.8.   Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at March 31, 2020, we defined three scenarios for the risk of decrease in CDI. The March 2020 index, which was 3.65% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company
Operation	Balance at 03/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	559,512	CDI decr.	3.65%	2.74%	1.83%
Financial revenue			20,422	15,331	10,239

Consolidated
Operation	Balance at 03/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	675,768	CDI decr.	3.65%	2.74%	1.83%
Financial revenue			24,666	18,516	12,367

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at March 31, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at March 31, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2020, based on which, 25% and 50% differences were calculated.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was March 31, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated
Operation	Balance at 03/31/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	199,836	TJLP incr.	10,172	12,710	15,267
Rate subject to change			5.09%	6.36%	7.64%

Acquisition of companies	8,392	IGPM incr.	142	177	213
Rate subject to change			1.69%	2.11%	2.54%

Acquisition of companies	316	CDI incr.	12	14	17
Rate subject to change			3.65%	4.56%	5.48%

Acquisition of companies	19,471	IPCA incr.	103	129	156
Rate subject to change			0.53%	0.66%	0.80%

Acquisition of companies	12,999	R$ decr.	676	845	1,014
Rate subject to change			5.20%	6.50%	7.80%

29.  Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Company has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan’s total dilutive potential being represented by 902,560 stock options, including initial granting.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated
	03/31/2020	03/31/2019

Net income (loss) for the year	(9,054)	17,180

Weighted average of shares	191,513,504	166,292,192
(-) Treasury shares	(10,392,787)	(7,502,115)
Adjusted weighted average of shares	181,120,717	158,790,077

Basic earnings (loss) per share - (in Reais)	(0.0500)	0.1082

	Parent company and Consolidated
	03/31/2020	03/31/2019

Net income (loss) for the year	(9,054)	17,180

Weighted average number of shares (*)	191,513,504	166,292,192
(+) Stock Option	4,361,045	2,735,687
(-) Treasury shares	(10,392,787)	(7,502,115)
Adjusted weighted average of shares	185,481,762	161,525,764

Diluted earnings (loss) per share (in Reais)	(0.0488)	0.1064

(*) Post-stock-split amounts at June 13, 2016.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

30.  Share-based payment

30.1.   Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Option pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date

1st	2013	1,842,951	18.72	4.24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	33.83	3.94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.00	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	(24,207)
March 31, 2020	691,966	5.27

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

30.2.   Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant					Fair value assumptions
					Expected
Number	Date	Number of shares	Strike price - Reais	Pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
				shares

1st	2016	10,446	19.45	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	29.43	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	19.16	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	29.27	27.75	1.33%	27.14%	6.42%	4 years	2023

The financial activity of the restricted shares is presented below:

	Restricted shares
	Number of outstanding shares	Strike price (in Reais)

December 31, 2019	3,699,594	34.33
Granted	-	-
(-) Exercised	(7,433)	-
(-) Canceled	(126,538)	-
March 31, 2020	3,565,623	25.41

The accumulated effect in the period ended March 31, 2020 is R$ 1,780 (R$ 2,912 as of March 31, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended March 31, 2020 is R$ 41,518 (R$ 39,737 as of December 31, 2019).

31.  Liabilities from financing activities

	12/31/2018	01/01/2020	Receipts	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	443	18,828	210,182
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,116	34,179	419,333

	12/31/2019	Payments	FX	New acquisitions	Other (*)	03/31/2020
Loans and financing (Note 15)	210,182	(16,759)	-	-	6,413	199,836
Lease payable (Note 16)	126,082	(31,520)	3,811	-	11,606	109,979
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	(18,672)	3,401	52,661	1,588	122,047
Total liabilities from financing activities	419,333	(66,951)	7,212	52,661	19,607	431,862

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

32.  Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the periods ended March 31, 2020 and December 31, 2019:

	03/31/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Assets
Current assets	927,679	118,670	(4,115)	1,042,234
Non-current assets	1,453,892	211,505	(202,597)	1,462,800
Total assets	2,381,571	330,175	(206,712)	2,505,034

Liabilities
Current liabilities	266,291	121,959	(4,115)	383,235
Non-current liabilities	370,219	14,125	(7,606)	376,738
Shareholders' equity	1,745,061	194,991	(194,991)	1,745,061
Total liabilities and shareholders' equity	2,381,571	330,175	(206,712)	2,505,034

	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

Linx S.A.

Notes to the interim financial information

March 31, 2020

(In thousands of Reais, unless otherwise indicated)

33.  Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2020 and 2019 are shown below:

	Parent company and Consolidated
	03/31/2020	12/31/2019
Civil liability for professionals	10,000	10,000
Civil liability for managers	70,000	70,000
Operational risks	200,000	165,800
Vehicles	600	600
	280,600	246,400

34.  Subsequent events

34.1.   Merger of Sback

On April 1, 2020, Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of the Company incorporated the subsidiary Sback Tecnologia da Informação Ltda., which operates a cloud platform focused on retention, reengagement and recovery technologies through Big Data and intelligence for engagement.

34.2.   Merger of Seta

On June 1, 2020, Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of the Company, incorporated the subsidiary SetaDigital Sistemas Gerencial Ltda., which operates in ERP solutions and services for wholesale retail.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Vice-President
Úrsula Copi Peres Accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer